EXHIBIT 99.1

A+ CHILD DEVELOPMENT TO RESTRUCTURE ITS OPERATIONS

Toronto, Canada, December 23, 2008 – A+ Child Development (Canada) Ltd (“A+”), a 70.33% subsidiary of Lingo Media Corporation (TSX V:LM; OTC BB: LMDCF) (“Lingo Media”), is restructuring its operations and has filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.

Michael Kraft, President & CEO of Lingo Media said, "After an extensive strategic evaluation, A+ made the tough decision to restructure its operations.  A+ will continue to evaluate all possible alternatives over the next thirty days to determine the best course of action.  Lingo Media has decided to focus its resources on the expansion of our English Language Learning businesses including Speak2Me Inc. subsidiary, a new media company that focuses on online advertising in China via its Internet-based English Language Learning portal and our legacy business, Lingo Learning Inc. subsidiary, a print-based publisher of English Language Learning programs in China."

A+ will continue to service its clientele through its National Support Centre while the potential for reorganization and restructuring is examined.

About Lingo Media (TSX-V: LM; OTC BB: LMDCF)

Lingo Media Corporation is a diversified online and print-based education product and services corporation.

Lingo Media’s Speak2Me Inc. subsidiary (“Speak2Me”) is a new media company that focuses on interactive advertising in China via its Internet-based English Language Learning portal.  Speak2Me offers a proprietary and groundbreaking online service designed to address the rapidly growing need for conversational English learning around the world. Using robust speech recognition technology, Speak2Me provides more than 250-targeted language lesson modules involving interactive conversations with a virtual teacher.  A unique social-network infrastructure also allows students to form study groups, creating an environment that, along with contests and prizes, engenders co-operation and competition, just as in a conventional classroom.

In China, Lingo Media continues to expand its legacy business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students. To date, it has published 245 million units from its library of more than 340 program titles in China.

In Canada, Lingo Media focused on early childhood cognitive development, through its subsidiary A+ Child Development Ltd., (“A+”) which distributed educational materials along with its unique curriculum.  A+ has been operating in Canada for over ten years through its four offices in Calgary, Edmonton, Toronto and Vancouver. Lingo Media plans to introduce A+’s learning system and products to parents of pre-school children in China.

For further information, contact:

Lingo Media
Michael Kraft, President & CEO
151 Bloor Street West, Suite 703
Toronto, Ontario
Canada
M5S 1S4
Tel: 416 927 7000 ext. 23
Toll Free Tel: 866 927 7011 ext 23
Fax: 416 927 1222
Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

A+ Child Development (Canada) Ltd.
Terry Pallier, CEO
#213-3825 34 Street NE
Calgary, Alberta
Canada
T1Y 6Z8
Tel: 403 250 6616
Fax: 403 2 50 1837
Email: tpallier@apluschilddevelopment.com

To learn more, visit www.apluschilddev.com

Portions of this press release may include "forward-looking statements" within the meaning of securities laws. Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and involve certain risks and uncertainties.  Actual results may vary materially from management's expectations and projections and thus readers should not place undue reliance on forward-looking statements.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's filings with the Canadian and United States securities regulators available on www.sedar.com or www.sec.gov/edgar.shtml.

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